02018868

VF 3/21/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 53273

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 15 2002 363 MAIL PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5415 Sugarloaf Parkway, Suite 2205
(No. and Street)

Lawrenceville	Georgia	30043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Borbone — (678) 252-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tauber & Balser, PC
(Name — *if individual, state last, first, middle name*)

Tower Place, Suite 250 3340 Peachtree Road, NE	Atlanta	Georgia	30326
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 29 2002 THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Borbone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Securities, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President/CEO

Title

KAY H BELTEAU
Notary Public, Gwinnett County, Georgia
My Commission Expires June 7, 2005

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMAS SECURITIES, LLC

Table of Contents

TAUBER & BALSER, P.C.
ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Thomas Securities, LLC
Lawrenceville, Georgia

We have audited the accompanying statement of financial condition of Thomas Securities, LLC (the Company) as of December 31, 2001, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thomas Securities, LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 13 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tauber & Balser, P.C.

February 27, 2002

THOMAS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS		
Cash	$	13,791
Deposit with clearing organization		125,000
Receivable from clearing organization		12,301
Furniture, computers and software, at cost, less accumulated depreciation of $5,221		58,287
Prepaid expenses and other		2,081
TOTAL ASSETS	$	211,460
LIABILITIES		
Commissions payable to brokers	$	5,339
Accounts payable		36,468
Note payable		25,128
Accrued expenses		3,101
TOTAL LIABILITIES		70,036
MEMBERS' EQUITY		141,424
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	211,460

See notes to financial statements

THOMAS SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions and related income	$ 18,406
Interest income	1,338
TOTAL REVENUES	19,744
EXPENSES	
Agent commissions	5,339
Employee compensation and benefits	9,103
Clearing and brokerage	13,178
Communications and data processing	7,285
Depreciation	5,221
Occupancy	23,973
Legal and professional	27,748
Interest expense	1,951
Other	27,022
TOTAL EXPENSES	120,820
NET LOSS	$ (101,076)

See notes to financial statements

THOMAS SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

BALANCE AT DECEMBER 31, 2000	$ -
NET LOSS	(101,076)
CAPITAL CONTRIBUTIONS	242,500
BALANCE AT DECEMBER 31, 2001	$141,424

See notes to financial statements

THOMAS SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(101,076)
Adjustments:	
Depreciation	5,221
Changes in:	
Receivable from clearing organization	(12,300)
Deposit with clearing organization	(125,000)
Prepaid expenses and other	(2,081)
Commissions payable to brokers	5,339
Accounts payable	36,468
Accrued expenses	3,101
Total adjustments	(89,252)
Net cash used in operating activities	(190,328)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital expenditures	(63,508)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	242,500
Proceeds from issuance of note payable	30,320
Principal payments on note payable	(5,192)
Net cash provided by financing activities	267,628
NET INCREASE IN CASH	13,792
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ 13,792

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest	$ 1,951

See notes to financial statements

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a limited liability corporation that was formed on December 19, 2000 and began conducting business in November 2001. The financial statements include only those assets, liabilities and results of operations which relate to the business of Thomas Securities, LLC. The financial statements do not include any assets, liabilities, revenues, or expenses attributable to the members' individual activities.

As a fully disclosed broker-dealer, the Company clears all securities trades through the use of one correspondent clearing firm and, therefore, does not hold customer funds or securities. The Company upholds an exclusive relationship with its correspondent clearing firm and maintains a good-faith deposit. The Company maintains adequate industry-acceptable plans should its relationship terminate with this clearing organization. Further, management estimates that utilizing alternative clearing organizations would not have a material effect on current or future financial condition and operations of the Company.

As a securities broker-dealer the Company performs agency transactions for its customers located throughout the state of Georgia.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis. The Company does not maintain errors and omissions insurance that relates to these transactions. The Company is presently working to secure coverage for errors and omissions.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist of cash and deposits with and receivable from clearing organization which result from transactions with one organization and are not collateralized.

The Company currently maintains its cash in two financial institutions. Cash accounts with a bank are insured by the Federal Deposit Insurance Corporation and money market accounts with a broker-dealer are insured by the Securities Investor Protection Corporation, both up to $100,000. At December 31, 2001, the Company had amounts with a bank and amounts with a broker-dealer of $25,000 that were not insured.

Depreciation

Depreciation is provided on a straight-line basis over the estimated lives of the assets.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is taxed as a partnership for federal income tax purposes and, thus, no income tax expense or benefit has been recorded in the financial statements. Taxable income (loss) of the Company is passed through to the members and reported on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - RECEIVABLE FROM AND DEPOSITS WITH CLEARING ORGANIZATION

The amount due from clearing organization at December 31, 2001 consisted of net fees and commissions earned on customers' transactions cleared within the normal course of business. Deposits with clearing organization consist of a good faith deposit held by the clearing organization.

NOTE C - LEASE COMMITMENTS

The Company leases office space and equipment under noncancellable operating leases expiring through 2004. Rent expense for the year ended December 31, 2001 was $23,973.

Future minimum lease payments for the years ended December 31 are as follows:

2002	$47,036
2003	27,036
2004	4,648
	$78,720

NOTE D - NOTE PAYABLE

The Company has a note payable which is collateralized by all assets of the Company and personally guaranteed by the majority member of the Company. The note bears interest at 9.5% and is payable in monthly installments of $976, including interest, through May 2004.

NOTE D - NOTE PAYABLE (CONTINUED)

Future maturities are as follows:

2002	$ 9,740
2003	10,708
2004	4,680
	$25,128

NOTE E - NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, and the related rules of the NASD, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business, withdrawing equity capital, or paying member distributions if its net capital ratio exceeds 10 to 1.

At December 31, 2001, the Company had net capital of $78,556, which was $28,556 in excess of its required net capital of $50,000. The Company's net capital ratio was .8915 to 1.

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net Capital	
Total members' equity qualified for net capital	$141,424
Add: subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	141,424
Deductions and/or charges:	
Nonallowable assets:	
Furniture, computers and software, net	58,287
Other assets	2,081
Total nonallowable assets	60,368
Net capital before haircuts on securities positions	81,056
Haircuts on securities:	
Other securities (money market funds)	2,500
Net Capital	$ 78,556
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Excess Net Capital	$ 28,556
Aggregate indebtedness	
Items included in statement of financial condition:	
Commissions payable to brokers	$ 5,339
Accounts payable	36,468
Note payable	25,128
Accrued expenses	3,101
Total aggregate indebtedness	$ 70,036
Ratio: Aggregate indebtedness to net capital	.8915 to 1

THOMAS SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(CONTINUED)
AS OF DECEMBER 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 89,058
Difference in nonallowable assets reported on FOCUS report as a result of audit adjustments made to:	
Property and equipment	(11,660)
Prepaid expenses and other	(2,081)
Difference in members' equity reported on FOCUS report as a result of audit adjustments	5,739
Haircut on money market account not included in FOCUS report	(2,500)
Net capital per above	$ 78,556

THOMAS SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Thomas Securities, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

THOMAS SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Thomas Securities, LLC is exempt from Rule 15c3-3 under Section (k)(2)(ii) as a broker-dealer which does not carry customer accounts. Therefore, the computations and related information required under the cited rule are not applicable.

THOMAS SECURITIES, LLC
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2001

Thomas Securities, LLC is exempt from providing this schedule as a broker-dealer which does not carry customer accounts.

TAUBER & BALSER, P.C.
ACCOUNTANTS AND CONSULTANTS

Tower Place, Suite 250
3340 Peachtree Road, N.E.
Atlanta, Georgia 30326-1026
(404) 261-7200 · FAX (404) 261-9481

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Thomas Securities, LLC
Lawrenceville, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Thomas Securities, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Thomas Securities, LLC for the year ended December 31, 2001, and this report does not affect our report thereon dated February 27, 2002. The material weakness that has come to our attention is as follows:

> The Company's accounting system is not properly designed to insure the reporting accuracy of the Company's financial statements in accordance with generally accepted accounting principles because it is based upon cash transactions.

To correct this material weakness, the Company plans to hire a full-time accountant who has obtained the designation of Certified Public Accountant to assume the responsibility for financial reporting and to implement control procedures to insure accurate financial reporting in accordance with generally accepted accounting principles. The Company also plans to engage an independent accountant to review its books and records on a quarterly basis to make sure that the accounting system is operating effectively to achieve its objectives as to accurate financial reporting.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2001, to meet the SEC's objectives. This understanding did not affect the auditors' report on the financial statements because the appropriate amounts to be capitalized and accrued were determined. As noted above, a weakness in the Company's accounting system represents a material inadequacy in that the Company's financial statements could be materially misstated in the future if appropriate corrective action is not taken. The Company's plans to insure accurate financial reporting are outlined above.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tauber & Balser, P.C.

February 27, 2002

THOMAS SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001